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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION



03052208



ANNUAL AUDITED REPORT
X-17A-5 PART III

SEC FILE NUMBER
8-28816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mesirow Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 North Clark Street
(No. and Street)

Chicago	Illinois	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristie P. Paskvan — 312-595-6047
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson Avenue	Chicago	Illinois	60601-6779
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



RECD S.E.C.
MAY 3 0 2003
1086

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

OATH OF AFFIRMATION

We, Kristie P. Paskvan and James C. Tyree, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mesirow Financial, Inc., as of March 31 2003, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Accounts of Officers, Directors & employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby swear that the attached financial statements as of March 31, 2003 and supplementary schedules will promptly be made available to those Mesirow Financial, Inc. members and allied members whose signatures do not appear below.



Signature



Signature

James C.Tyree-Chairman & Chief Executive Officer

Title

Kristie P. Paskvan-Chief Financial Officer

Title



Notary Public



OFFICIAL SEAL
LAURA D LEWANDOWSKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12-13-06

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. - Bound separately [1]

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. Filed with the appropriate regulatory Bodies.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Mesirow Financial, Inc.
Chicago, IL

We have audited the following financial statements of Mesirow Financial, Inc. (the "Company") for the year ended March 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's procedures for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Mesirow Financial, Inc. at March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Mesirow Financial, Inc. as of March 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	11
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	12
Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	13

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 23, 2003

MESIROW FINANCIAL, INC.
Statement of Financial Condition
As of March 31, 2003

Assets

Cash	$	3,229,000
Receivables from:		
Brokers, dealers and clearing organizations		139,889,000
Customers		96,108,000
Other		3,535,000
Deposits with clearing organizations		6,105,000
Securities owned, at market value		111,589,000
Exchange memberships, at cost (market value $27,000)		49,000
Other assets		1,868,000
Total assets	$	362,372,000

Liabilities and Stockholders' Equity

Liabilities:

Bank loans and overdrafts	$	75,579,000
Payables to:		
Brokers, dealers and clearing organizations		62,621,000
Customers		63,645,000
Securities sold, not yet purchased, at market value		90,651,000
Payables to affiliates, net		2,131,000
Accounts payable and accrued expenses		17,626,000
Total liabilities		312,253,000
Stockholders' equity		50,119,000
Total liabilities and stockholders' equity	$	362,372,000

The accompanying notes are an integral part of these financial statements

MESIROW FINANCIAL, INC.
Statement of Operations
For the year ended March 31, 2003

Revenues:		
Commissions	$	82,376,000
Floor brokerage and clearance fees		3,936,000
Trading gains, net		11,320,000
Interest and net dividends		10,164,000
Consulting and advisory fees		8,882,000
Other		2,426,000
Total revenues		119,104,000
Expenses:		
Employee compensation and related benefits		72,837,000
Commissions, floor brokerage and clearance		3,354,000
Interest		2,848,000
Management fees		1,582,000
Rent and occupancy		4,262,000
Communications		4,083,000
Professional fees		1,024,000
Information processing		3,955,000
Promotion		1,182,000
Other		15,288,000
Total expenses		110,415,000
Income before charge equivalent to income taxes		8,689,000
Charge equivalent to income taxes		3,651,000
Net Income	$	5,038,000

The accompanying notes are an integral
part of these financial statements

MESIROW FINANCIAL, INC.
Statement of Changes in Stockholders' Equity
As of March 31, 2003

	Common Stock*	Additional Paid-in Capital	Retained Earnings	Total
Balance, April 1, 2002	$ 500	$ 22,426,500	$ 22,654,000	$ 45,081,000
Net income	-	-	5,038,000	5,038,000
Balance, March 31, 2003	$ 500	$ 22,426,500	$ 27,692,000	$ 50,119,000

* Authorized 1,000 Class A voting common shares and 1,000 Class B non-voting common shares each $1.00 par, 500 Class A voting shares issued and outstanding at March 31, 2003

The accompanying notes are an integral part of these financial statements

MESIROW FINANCIAL, INC.
Statement of Cash Flows
For the year ended March 31, 2003

Cash flows provided by operating activities	
Net operating income	$ 5,038,000
Changes in operating assets and liabilities:	
Receivables from:	
Brokers, dealers and clearing organizations	(78,543,000)
Customers	38,633,000
Other	568,000
Deposits with clearing organizations	(184,000)
Securities owned, at market value	(21,627,000)
Other assets	499,000
Payables to:	
Brokers, dealers and clearing organizations	25,960,000
Customers	342,000
Securities sold, not yet purchased, at market value	56,993,000
Payables to affiliates, net	(4,763,000)
Accounts payable and accrued expenses	6,950,000
Net cash from operating activities	29,866,000
Cash flows used in financing activities	
Decrease in bank loans and overdrafts, net	(29,467,000)
Net cash from financing activities	(29,467,000)
Net increase in cash during the year	399,000
Cash, beginning of year	2,830,000
Cash, end of year	$ 3,229,000
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$2,578,000
Cash paid to parent during the year for income taxes	$3,000,000

The accompanying notes are an integral part of these financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below.

Nature of Business

Mesirow Financial, Inc. (the "Company") is a registered securities broker/dealer providing services to closely held and mid-sized public and private businesses, select institutions and correspondent broker/dealers. The Company is 80% owned by Mesirow Financial Holdings, Inc. ("MFH") and 20% owned by Mesirow Financial Services, Inc. ("MFS"), a wholly-owned subsidiary of MFH.

Securities Transactions and Revenue Recognition

Proprietary transactions are reflected in the statement of financial condition on a trade date basis. Customer transactions are recorded on a settlement date basis. Securities owned and securities sold, not yet purchased are valued at market and the resulting unrealized gains and losses are included in trading gains in the Statement of Operations. Commissions, principal trading gains, floor brokerage and clearance fees and related expenses are recognized on a trade date basis.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received.

Consulting and advisory fees for investment banking assignments are recorded when services for the transaction are substantially completed.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption provisions of FIN 45 did not have a material impact on the Company's financial position or results of operations.

MESIROW FINANCIAL, INC.
Notes to Financial Statements (Continued)
March 31, 2003

NOTE 2 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$ 15,195,000	$ 9,902,000
Corporate bonds	37,883,000	8,019,000
Municipal bonds	3,929,000	-
Collateralized mortgage obligations	54,500,000	72,730,000
Other	82,000	-
	$ 111,589,000	$ 90,651,000

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At March 31, 2003 amounts receivable from and payable to brokers, dealers and clearing organizations include:

Deposits paid for securities borrowed	$ 18,019,000
Securities failed to deliver	47,479,000
Amounts receivable from clearing organizations for securities	73,733,000
Amounts receivable from correspondent broker/dealers	658,000
Total receivables	$ 139,889,000
Amounts payable for unsettled trades	$ 13,618,000
Deposits received for securities loaned	23,457,000
Securities failed to receive	22,485,000
Amounts payable to clearing organizations for settled securities	565,000
Amounts held as margin and escrow deposits for correspondent broker/dealers	855,000
Commissions payable to correspondent broker/dealers	1,641,000
Total payables	$ 62,621,000

NOTE 4 - BANK LOANS AND OVERDRAFTS

Bank loans and overdrafts include demand notes, which bear interest at fluctuating rates based upon the broker call rate (3% at March 31, 2003), and overdrafts. Demand notes of $69,850,000 are collateralized by firm securities of approximately $84,113,000. In pledging firm securities, the Company has not surrendered control. Demand notes of $1,900,000 are collateralized by customer securities with a value of approximately $3,484,000. At March 31, 2003, the value of customer securities eligible for pledge is approximately $80,160,000.

NOTE 5 - CONTINGENCIES

In the normal course of business activities, the Company has been named as a defendant in various legal actions. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company.

NOTE 5 – CONTINGENCIES (CONTINUED)

As of March 31, 2003, the Company is contingently liable for a letter of credit amounting to $10,000,000 to satisfy clearing organization requirements. The letter of credit expires on September 1, 2003, is renewable annually, and is collateralized by customer owned margin securities of approximately $13,032,000.

The Company, as a member of securities clearinghouses and an exchange, provides guarantees that meet the accounting definition of a guarantee under FIN 45. Under the standard membership agreements, members are required to guarantee the performance of members who become unable to satisfy their obligations. The Company's liability under these agreements could exceed the amounts it has posted as collateral. However, since the event is remote and not quantifiable, no contingent liability is carried on the Statement of Financial Condition.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) savings plan of an affiliate (the "Plan") which covers all eligible employees, as defined in the Plan. Contributions to the Plan by employees are voluntary and will be matched by the Company at a rate of fifty percent of the first four percent of compensation up to $150,000. For the year ended March 31, 2003, the Company contributed $475,000 to the Plan.

The Company has a nonqualified deferred compensation plan for certain employees which allows voluntary employee contributions and requires employer contributions if individual participant production exceeds prescribed levels. For the year ended March 31, 2003, the Company recognized an expense of $208,000 related to the plan.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company received approximately $542,000 in commission income from affiliates. The Company paid $1,185,000 in management fees to affiliates, and paid $397,000 to MFH in connection with a formal management services agreement.

The Company uses office facilities that are leased by MFS. Rent expense of $3,300,000 was allocated based on square-foot usage.

Furniture, equipment and leasehold improvements used by the Company are owned by MFH. For the use of these assets the Company pays MFH an amount equal to the related depreciation expense, which approximated $1,530,000 for the year ended March 31, 2003.

Included in other expenses are general and administrative costs (principally compensation expense) of $10,863,000 which are allocated by an affiliate based on actual usage.

NOTE 8 - INCOME TAXES

The Company is a member of a consolidated group for federal and state income tax purposes. An informal tax-sharing agreement between the Company and MFH provides for federal and state income taxes to be determined on a separate company basis. Deferred taxes are included in payable to affiliates.

The Company's tax provision is comprised of the following:

	Federal	State	Total
Current	$ 3,144,000	$ 639,000	$ 3,783,000
Deferred	(109,000)	(23,000)	(132,000)
	$ 3,035,000	$ 616,000	$ 3,651,000

NOTE 8 - INCOME TAXES (CONTINUED)

The difference between the Company's effective and statutory tax rates is primarily attributable to state taxes, non-deductible business meals and entertainment and tax-exempt interest. The following is a reconciliation of the difference in tax rates:

Book income at Federal statutory rate	35%
State taxes	5%
Other	2%
Total	42%

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include options and exchange traded financial futures contracts. The trading of these financial instruments is conducted with other registered broker/dealers located in the United States. These financial instruments involve elements of off-balance sheet market risk in excess of the amounts recognized in the Statement of Financial Condition. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the market values of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

The Company hedges a portion of its fixed income trading inventories with such financial futures and options contracts. The contractual amount of commitments to sell securities in connection with exchange traded financial futures contracts at March 31, 2003 was $3,586,000. The contractual amount of these instruments reflects the extent of the Company's involvement in the related financial instrument and does not represent the risk of loss due to counterparty nonperformance. The settlement of these transactions is not expected to have a material adverse effect on the Company's financial position. The extent of utilization of these derivative financial instruments is insignificant to the Company's financial condition and results of operations.

The Company may be exposed to off-balance sheet risk from the potential inability of customers or other counterparties to meet the terms of their contracts in connection with the clearance and settlement of securities and securities lending transactions. With respect to these activities the Company may be obligated to purchase the identical securities in the open market at prevailing prices in the event of non-performance by the counterparty. At March 31, 2003, the market value of securities failed to receive approximated the amounts owed in the Statement of Financial Condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the Statement of Financial Condition.

The Company's securities transactions include securities purchased under agreements to resell and securities borrowing arrangements which are generally collateralized by readily marketable securities and are executed with other broker/dealers. In the event counterparties to transactions do not fulfill their obligations, the Company could be exposed to credit risk to the extent such obligations are not collateralized.

In the normal course of business, the Company may deliver securities as collateral in support of various collateralized financing sources such as bank loans, securities loaned and securities sold under agreements to repurchase. In the event the counterparty is unable to meet its contractual obligation to return securities delivered as collateral, and the Company is obligated to replace such securities, the Company may incur a loss up to the amount by which the market value of those securities exceeds the value of the loan or other collateral received or in the possession or control of the Company.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

To minimize the potential impact of counterparty nonperformance and market exposure in connection with its transactions in financial instruments, the Company monitors the credit standing of each counterparty with whom it does business. It also marks-to-market all customer and proprietary positions on a daily basis and monitors margin collateral levels for compliance with regulatory and internal guidelines, requesting and obtaining additional cash margin or other collateral when deemed appropriate.

NOTE 10 - REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule. Under this rule, the Company has elected to operate under the "alternative method", whereby the Company is required to maintain "net capital" equivalent to $1,500,000 or two percent of "aggregate debit items", whichever is greater, as these terms are defined.

At March 31, 2003, the Company has net capital and net capital requirements of approximately $33,267,000 and $2,633,000, respectively.

Also, in accordance with the Securities and Exchange Commission's no-action letter dated November 3, 1998, the Company computes a reserve requirement for the proprietary accounts of introducing brokers (PAIB). At March 31, 2003, the Company had no PAIB deposit requirement.

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value. As a registered broker/dealer, securities owned and securities sold, but not yet purchased are recorded at fair value using market quotations from various sources, including major securities exchanges and dealers. The fair value of all other financial instruments reflected in the Statement of Financial Condition (consisting primarily of receivables from and payables to broker/dealers, clearing organizations and customers, securities purchased under agreements to resell, securities sold under agreements to repurchase as well as bank loans) approximates the recorded value due to the short-term nature of the financial instruments and repricing policies followed by the Company.

MESIROW FINANCIAL, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2003

STOCKHOLDERS' EQUITY		$ 50,119,000
NONALLOWABLE ASSETS:		
Customer and noncustomer unsecured accounts	$ 118,000	
Securities owned, not readily marketable	69,000	
Exchange memberships	49,000	
Investment in and receivables from related entities	130,000	
Dividends and interest receivable	73,000	
Loans and advances	1,088,000	
Other assets	2,709,000	
	4,236,000	
OTHER CHARGES:		
Aged fail-to-deliver	406,000	
Commodity futures contracts proprietary capital charges	91,000	
Other	182,000	
	679,000	
Total nonallowable assets and other charges		4,915,000
Net capital before haircuts on securities positions		45,204,000
HAIRCUTS ON SECURITIES POSITIONS		11,937,000
Net capital		33,267,000
NET CAPITAL REQUIREMENT (2% of aggregate debit items of $131,644,000)		2,633,000
EXCESS NET CAPITAL		$ 30,634,000

Reconciliation with Company's computation included in Part II of Form X-17A-5 as of March 31, 2003

Net Capital, as reported in Company's Part II unaudited FOCUS report	$ 32,891,000
Adjustment for taxes	376,000
Adjusted Net Capital	$ 33,267,000

MESIROW FINANCIAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2003

CREDIT BALANCES:		
Free credit balances and other credit balances in customers' security accounts	$ 66,829,000	
Monies borrowed collateralized by securities carried for the accounts of customers	8,011,000	
Monies payable against customers' securities loaned	23,349,000	
Customers' securities failed to receive	9,881,000	
Credit balance in firm accounts which are attributable to principal sales to customers	308,000	
Market value of stock dividends outstanding over 30 calendar days	92,000	
Market value of short security count differences over 30 calendar days	28,000	
Market value of short securities and credits in all suspense accounts over 30 calendar days	112,000	
Market value of securities in transfer over 40 calendar days that have not been confirmed in transfer	-	
Other	356,000	
Total credits		$ 108,966,000
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts, exclusive of unsecured accounts and net of accounts doubtful of collection	$ 96,584,000	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	4,006,000	
Failed to deliver of customers' securities not older than 30 calendar days	24,943,000	
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	6,111,000	
Aggregate debit items		131,644,000
Less 3%		3,949,000
Total debits		127,695,000
RESERVE COMPUTATION:		
Excess of total debits over total credits		$ 18,729,000
Amount held on deposit in "Reserve Bank Account" at end of reporting period		-

Note: There are no material differences between the computation above and the computation included in Mesirow Financial, Inc.'s corresponding unaudited X-17a-5 Part II filing as of March 31, 2003.

MESIROW FINANCIAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2003

The market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date, but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3	$ 8
Number of items	1
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
Number of items	None

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of
Mesirow Financial, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Mesirow Financial, Inc. (the "Company") for the year ended March 31, 2003 (on which we issued our report dated May 23, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness [or aggregate debits] and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

May 23, 2003

Deloitte & Touche


RECD S.E.C.
MAY 3 0 2003
1086

MESIROW FINANCIAL, INC.
(SEC I.D. No. 8-28816)

Financial Statements and Supplemental Schedules
For the Year Ended March 31, 2003
and Independent Auditors' Report and Supplemental Report on Internal Control

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and independent auditors' report bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.